Filed Pursuant to Rule 433
Registration No. 333-219705

Pricing Term Sheet
June 12, 2020

Black Hills Corporation

This communication should be read in conjunction with the preliminary prospectus supplement dated June 12, 2020 and the accompanying base prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying base prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying base prospectus. In all other respects, this communication is qualified in its entirety by reference to the preliminary prospectus supplement and the accompanying base prospectus.

$400,000,000 2.500% Notes due 2030

Issuer:	Black Hills Corporation

Expected ratings (outlook)*:	S&P: BBB+ (stable) / Moody’s: Baa2 (stable) / Fitch: BBB+ (stable)

Title of securities:	2.500% Notes due 2030

Ranking:	Senior Unsecured

Aggregate principal amount offered:	$400,000,000

Trade date:	June 12, 2020

Settlement date (T+3)**:	June 17, 2020

Interest payment dates:	December 15 and June 15 of each year, commencing December 15, 2020

Stated maturity date:	June 15, 2030

Initial price to public:	99.658% of principal amount

Annual interest rate:	2.500% per annum

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price / Yield:	99-12+ / 0.689%

Spread to Benchmark Treasury:	+185 bps

Yield to maturity:	2.539%

Optional Redemption:

Make-whole call:	Callable at the greater of par and the make-whole (Treasury Rate plus 30 bps) at any time before March 15, 2030, as described under the heading

“Description of the Notes—Redemption” in the preliminary prospectus supplement.

Par call:	Callable at par at any time on or after March 15, 2030, as described under the heading “Description of the Notes—Redemption” in the preliminary prospectus supplement.

CUSIP / ISIN:	092113AT6 / US092113AT65

Joint Book-Running Managers:	Wells Fargo Securities, LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc.

Co-Managers:	BMO Capital Markets Corp. BofA Securities, Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc.

* These securities ratings have been provided by S&P, Moody’s and Fitch, respectively. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

** It is expected that delivery of the notes will be made against payment thereof on or about June 17, 2020, which will be the third business day following the date of the pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBC Capital Markets, LLC toll free at 1-866-375-6829.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.